UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Termination of Chief Financial Officer

On February 19, 2024, Bit Origin Ltd (the “Company”) terminated employment of its Chief Financial Officer, Ms. Xia Wang, without cause with 30 days prior written notice. The termination was effective on March 20, 2024. The Company’s board of directors (the “Board”) intends to conduct a search of potential candidates to replace Ms. Wang as the Company’s Chief Financial Officer.

Resignation of Board Members

On March 21, 2024, Scott Silverman tendered his resignation as a director and a member ofthe Audit Committee, the Compensation Committee and the Nominating Committee of the Company. Mr. Silverman’s decision to resign did not arise or result from any disagreement with the Company.

On April 10, 2024, K. Bryce Toussaint tendered his resignation as a director, the Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee of the Company. Mr. Toussaint’s decision to resign did not arise or result from any disagreement with the Company.

Appointment of Board Members

Effective on March 21, 2024, the Board appointed Siyuan Zhuang to serve as a director on the Board, member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company to fill in the vacancy created by Mr. Silverman’s resignation until the Company’s next annual meeting of shareholders called for the election of directors and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Mr. Siyuan Zhuang is a seasoned and driven entrepreneur boasting nearly two decades of invaluable experience in business development and leadership. For the past 5 years, Mr. Zhuang has venture into the realms of AI and Web3 technology by co-founding HongKong Qisuan Technology Limited. In August 2023, Mr. Zhuang launched TradeGpt, a financial forecasting model, through HongKong. Prior to his foray into AI and Web3, Mr. Zhuang made significant strides in the realms of marketing strategy consulting and strategic planning, particularly within the dynamic startup ecosystem of China. His astute insights and strategic acumen have played pivotal roles in shaping the trajectories of numerous ventures, underscoring his reputation as a trusted advisor and catalyst for growth.

Mr. Zhuang is an independent director under the applicable rules and regulations of the SEC and rules of Nasdaq. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Zhuang was selected as a director.

On March 21, 2024, the Company entered into a Director Offer Letter with Mr. Zhuang pursuant to which Mr. Zhuang shall receive an annual compensation of $10,000. The Director Offer Letter is qualified in its entirety by reference to its complete text, which is filed hereto as Exhibits 99.1.

Effective on April 10, 2024 the Board appointed Mei Yeung to serve as a director on the Board, the Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee of the Company to fill in the vacancy created by Mr. Toussaint’s resignation until the Company’s next annual meeting of shareholders called for the election of directors and until her successor is duly elected and qualified, or until her earlier death, resignation or removal.

Ms. Mei Yeung is a detail-oriented and highly motivated finance and accounting professional with over 12 years of experience in the field. Throughout her career, Ms. Yeung has held various roles in finance, where she has demonstrated proficiency in cross-functional finance and accounting management, as well as overseeing financial reviews, reporting, and internal controls. Over the past five years, Ms. Mei Yeung has garnered extensive experience in the finance sector with prominent real estate investment companies based in Florida, USA, with a robust background in financial management and a keen understanding of the real estate market dynamics. Ms. Yeung earned her Bachelor of Business Administration degree in Finance from Florida International University in August 2012, and subsequently pursued her Master of Science degree in Finance from the University of Miami in August 2016.

Ms. Yeung is an independent director under the applicable rules and regulations of the SEC and rules of Nasdaq. She does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Ms. Yeung was selected as a director. Moerover, the Board has determined that Ms. Yeung is an audit committee financial expert as defined by Item 407 of Regulation S-K and, as such, the Board has determined that Ms. Yeung is financially sophisticated as defined by rules of Nasdaq.

On April 10, 2024, the Company entered into a Director Offer Letter with Ms. Yeung pursuant to which Ms. Yeung shall receive an annual compensation of $24,000. The Director Offer Letter is qualified in its entirety by reference to its complete text, which is filed hereto as Exhibits 99.2.

Resignation and Appointment of Chief Executive Officer

On April 10, 2024, Lucas Wang resigned as the Chief Executive Officer, the Chairman of the Board and a director of the Company and, in his place, Jinghai Jiang, the current Chief Operating Officer of the Company, has been appointed the Chief Executive Officer, the Chairman of the Board and a director of the Company until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Wang’s decision to resign did not arise or result from any disagreement with the Board or the Company.

This report shall be deemed to be incorporated by reference into the registration statements of the Company on Form F-3 (File No. 333-268501 and 333-275602) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Director Offer Letter by and between the Company and Siyuan Zhuang, dated March 21, 2024.
99.2	Director Offer Letter by and between the Company and Mei Yeung, dated April 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board